 1-A/A LIVE 0001703429 XXXXXXXX 024-10702 Red Fish Properties, Inc. DE 2017 0001703429 7372 00-0000000 0 1 106858 Hazelhurst Drive, No. 18541 HOUSTON TX 77043 877-382-7662 Thomas DeNunzio Other 0.00 00.00 00.00 0.00 0.00 15500.00 0.00 15500.00 -15500.00 0.00 0.00 0.00 0.00 0.00 0.00 0.00 MaloneBailey,LLP common 25000000 000000000 None Preferred 0 000000000 None None 0 000000000 None true true Tier2 Audited Equity (common or preferred stock) Y N N Y N N 1000000 25000000 0.2000 200000.00 0.00 0.00 0.00 200000.00 true AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 Red Fish Properties, Inc. Common Stock 25000000 0 0 Section 4(2) of the Act